Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164703

KBS REAL ESTATE INVESTMENT TRUST III, INC.
SUPPLEMENT NO. 10 DATED MAY 28, 2013
TO THE PROSPECTUS DATED FEBRUARY 6, 2013
This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust III, Inc. dated February 6, 2013, as supplemented by supplement no. 7 dated April 16, 2013, supplement no. 8 dated April 16, 2013 and supplement no. 9 dated May 15, 2013. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust III, Inc. and, as required by context, KBS Limited Partnership III, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the probable acquisition of a portfolio of three office properties containing an aggregate of 1,062,415 rentable square feet in Dallas, Texas and Gaithersburg, Maryland; and

•	an update to the suitability standards for our offering applicable to California investors.
Probable Real Estate Investment
National Office Portfolio
On May 21, 2013, we, through indirect wholly owned subsidiaries, entered into three separate purchase and sale agreements to acquire a portfolio of office properties (the “National Office Portfolio”) consisting of (i) Preston Commons, an office property consisting of three buildings built in 1958, 1986 and 1986, respectively, and renovated from 2010 to 2013, containing an aggregate of 427,799 rentable square feet of office space and located on approximately 6.3 acres of land in Dallas, Texas, (ii) Sterling Plaza, an office property built in 1984 and renovated from 2010 to 2013, containing 313,609 rentable square feet of office space and located on approximately 2.1 acres of land in Dallas, Texas and (iii) One Washingtonian Center, an office property built in 1990 and renovated from 2010 to 2012, containing 321,007 rentable square feet and located on approximately 5.1 acres of land in Gaithersburg, Maryland (“One Washingtonian Center”).  The sellers, all of which are affiliates of CBRE Global Investors, are not affiliated with us or our advisor.
The aggregate purchase price of the National Office Portfolio is approximately $268.8 million plus closing costs.  We intend to fund the purchase of the National Office Portfolio with proceeds from a mortgage loan from an unaffiliated lender and proceeds from this offering. We are currently negotiating the terms of the mortgage loan. Pursuant to the purchase and sale agreements, we would be obligated to purchase the properties only after satisfaction of agreed upon closing conditions.  In addition, our obligation to acquire any property in the National Office Portfolio is contingent upon the closings of each of the other properties, unless the failure to close both of the other properties is a result of our failure to satisfy the seller’s conditions to closing.   The seller’s obligation to sell any property in the National Office Portfolio is contingent upon the closings of the other properties, unless the failure to close both of the other properties is a result of the seller’s failure to satisfy our conditions to closing. There can be no assurance that we will complete the acquisitions.  In some circumstances, if we fail to complete the acquisitions, we may forfeit up to $6.3 million of earnest money.
As of May 1, 2013, the National Office Portfolio was approximately 86% leased to more than 120 tenants.  The current aggregate annual effective base rent, which is calculated as the annualized contractual base rental income (net of rental abatements), for the tenants of the National Office Portfolio is approximately $23.5 million. The current weighted-average remaining lease term for the tenants is approximately 5.7 years.  The current weighted-average rental rate (net of rental abatements) over the remaining lease term is $30.28 per square foot.
Currently, the National Office Portfolio has one tenant that individually occupies more than 10% of the total rentable square feet of the portfolio. The tenant is in the food services industry and has operations in 80 countries. This tenant occupies 181,146 rentable square feet, or approximately 17% of the total rentable square feet of the National Office Portfolio. Its lease expires on December 31, 2023, with two five-year extension options. As of May 1, 2013, the annualized base rent (net of rental abatements) for this tenant was approximately $5.4 million, the remaining lease term was approximately 10.7 years and the average annual rental rate (net of rental abatements) over the remaining lease term was $34.17 per square foot.

The average occupancy rate for the National Office Portfolio during each of the last five years was as follows:

Year	Average Occupancy Rate
2008	(1)
2009	(1)
2010	78% (2)
2011	80%
2012	84%
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(1) Information for 2008 and 2009 is not available as the seller did not own the properties during these periods.
(2) Information for 2010 does not include One Washingtonian Center as the seller acquired this property in 2011.
The average effective annual rental rate per square foot for each of the last five years for the National Office Portfolio was as follows:

Year	Average Effective Annual Rental Rate per Square Foot (1)
2008	(2)
2009	(2)
2010	$26.69 (3)
2011	$26.09
2012	$26.27
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(1)Average effective annual rental rate per square foot is calculated as the annualized contractual base rental income for the year, net of rental abatements, divided by the average leased square feet.
(2) Information for 2008 and 2009 is not available as the seller did not own the properties during these periods.
(3) Information for 2010 does not include One Washingtonian Center as the seller acquired this property in 2011.
The table below sets forth a schedule for expiring leases for the National Office Portfolio by square footage and by annualized effective base rent (net of rental abatements) as of May 1, 2013.

Year	Number of Expiring Leases	Annualized Effective Base Rent	% of Annualized Effective Base Rent	Leased Rentable Square Feet Expiring	% of Property Rentable Square Feet Expiring
2013	13	1,324,886	6%	45,586	5%
2014	21	2,087,064	9%	71,086	8%
2015	18	3,131,180	13%	123,253	14%
2016	20	2,332,441	10%	87,136	10%
2017	21	2,230,672	10%	83,877	10%
2018	9	808,886	3%	34,703	4%
2019	9	3,953,538	17%	141,751	16%
2020	3	502,535	2%	30,077	3%
2021	1	296,460	1%	8,235	1%
2022	5	1,358,958	6%	48,572	5%
Thereafter	4	5,434,380	23%	211,849	24%
We believe that the National Office Portfolio is suitable for its intended purpose and will be adequately insured at acquisition. If we acquire the National Office Portfolio, we do not intend to make significant renovations or improvements. For federal income tax purposes, the cost of the National Office Portfolio, excluding the cost attributable to land, will be depreciated on a straight-line basis over 39 years.

Suitability Standards
The following disclosure supersedes and replaces the information applicable to California investors in the section captioned “Suitability Standards” on page i of the prospectus:

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California - Investors must have either (a) a net worth of at least $350,000 or (b) a gross annual income of at least $70,000 and a net worth of at least $150,000. In addition, shares will only be sold to California residents that have a net worth of at least ten times their investment in us.

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